Filed by Whitman Education Group, Inc.

Pursuant to Rule 425 under the Securities Act

of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934.

Subject Company:  Whitman Education Group, Inc.

Commission File No. 1-13722

Date: March 28, 2003

The following slide show presentation has been made available by Whitman Education Group, Inc. on their website in connection with a conference call held by Career Education Corporation and Whitman Education Group, Inc. on March 27, 2003 to discuss, and answer questions related to, the planned merger between Whitman Education Group and a wholly owned subsidiary of Career Education:

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[CAREER EDUCATION CORPORATION LOGO]

[WHITMAN EDUCATION GROUP, INC. LOGO]

Safe Harbor Language

Except for the historical and present factual information contained herein, the matters set forth in this slide presentation, including statements as to the expected date of the closing of the merger, future financial and operating results, expected benefits and synergies of the merger, tax treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction and any other statements identified by words such as “anticipates,” “expects,” “projects,” “plans,” “will,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Such statements are based on information currently available to us and involve risks and uncertainties that could cause our actual growth, results, performance and business prospects and opportunities to differ materially from those expressed in, or implied by these statements.   These risks and uncertainties include, but are not limited to, costs and difficulties related to the integration of acquired businesses, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions to the merger, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operational results, competition, general economic conditions, ability to manage and continue growth, and other risk factors relating to our industry and business as detailed in CEC’s Annual Report on Form 10-K for the year ended December 31, 2002 and from time to time in each of CEC’s and Whitman’s reports filed with the SEC.  CEC and Whitman disclaim any responsibility to update these forward-looking statements.

CEC and Whitman will file a proxy statement/prospectus concerning the proposed merger transaction with the SEC as soon as practicable.  Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about CEC, Whitman and the merger.  You will be able to obtain the documents free of charge at the Web site maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by CEC free of charge by requesting them in writing from Career Education Corporation, 2895 Greenspoint Parkway, Suite 600 Hoffman Estates, Illinois 60195 Attention: Investor Relations Department, or by telephone at (847) 585-3899.  You may obtain documents filed with the SEC by Whitman free of charge by requesting them in writing from Whitman Education Group, Inc., 4400 Biscayne Boulevard, Miami, Florida 33137, or by telephone at (800) 445-6108.

Whitman Education Group, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Whitman Education Group, Inc. in connection with the merger.  Information about Whitman directors and executive officers and their ownership of Whitman stock is set forth in the proxy statement for Whitman’s 2002 annual meeting of shareholders, which was filed on July 15, 2002.  Investors may obtain additional information regarding such participants’ interests in the merger by reading the proxy statement/ prospectus when it becomes available.

Whitman investors should read the proxy statement/ prospectus carefully when it becomes available before making any voting or investment decisions.

What is Whitman Education?

•   Publicly-traded on AMEX (“WIX”)

•   Operates 3 school brands with 22 campuses in 13 states

•   Approximately 9,800 students

•   Focused curricula in Health Education, Business & Information Technology

•   Attractive geographic locations

•   Revenue of $109 mil for FY March 31, ‘03E

•   EBITDA, excluding transaction costs, of $16.8 mil for FY March 31, ‘03E

•   Revenue increase of 19% YOY for FY March 31, ‘03E

What does Whitman offer CEC ?

•   Platform for growth for Health Education Division

•   Additional regional accreditation

•   Strong recent financial and operating performance

•   Quality brand names with significant opportunity for expansion

•   Advanced degrees (Bachelor’s,Master’s,Doctorate)

•   Attractive geographic markets

•   Atlanta, Cleveland, Dallas, Denver, Ft. Lauderdale, Houston, Jacksonville, New York City,Tampa

•   13 campuses in the Top 50 populated US markets

•   High quality school-level management

•   Regionally accredited online platform

What does CEC offer Whitman?

•   Multi-dimensional marketing model

•   Ability to attract a broader student market

•   Strong management experience and expertise

•   New curricula offerings in Visual Communication, Design and Education

•   Successful track record for transplanting curricula

•   Start-up campus expertise

How does Whitman compare to CEC?

	Career Education Corporation	Whitman Education Group
Calendar 2002 Revenue (millions) *	$751	$105
Number of Campuses	51	22
Student Population	55,000	9,800
Core Curricula (Approx.% pop.):
VisCom and Design	41%	NA
Business Studies	27%	12%
Information Technology	16%	19%
Culinary Arts	14%	NA
Health Education	2%	69%
Degrees Offered (Approx.% pop.):
Diploma / Certificate	14%	70%
Associate’s	54%	12%
Bachelor’s/Master’s/Doctoral	32%	18%

* Excludes the Feb. 18, ‘03 acquisition of the INSEEC Group

[ULTRASOUND DIAGNOSTIC SCHOOLS LOGO]

Ultrasound Diagnostic Schools

•   Founded in 1977

•   14 locations primarily in the Eastern U.S.

•   Approximately 5,300 students

•   Broad platform of accredited programs in Health Education

•   Medical Assisting

•   Surgical Technology

•   Medical Coding & Billing

•   Cardiovascular Technology

•   Diagnostic Medical Ultrasound

[SANFORD-BROWN COLLEGE LOGO]

Sanford-Brown College

•   Founded in 1866

•   5 locations (4 in Missouri & 1 in Illinois)

•   Approximately 1,700 students

•   Strong local area presence

•   50% Diploma & 50% Associate

•   Health Education (includes Practical & Registered Nursing)

•   Information Technology

•   Business

•   Nationally accredited by ACICS

[COLORADO TECHNICAL UNIVERSITY]

Colorado Technical University

•   Founded in 1965

•   3 locations in Denver, Colorado Springs & Sioux Falls

•   Approximately 2,800 students

•   Predominately Bachelor’s, Master’s, and Doctoral degrees

•   Information Technology

•   Business

•   Undermarketed online offerings

•   Regionally-accredited by North Central Association (both on-campus and online)

Integration Strategy

•   Focused management direction from dedicated CEC divisional team

•   Invest in marketing & expand the marketing mix

•   Invest in retention & placement

•   Consolidate Executive office

•   Capital investment & facility expansion

•   Invest in online

Diversified Curricula Offerings

Student % by curricula offerings

CEC & Whitman Combined

VisCom/Design	34%
Business	25%
IT	17%
Health Ed.	12%
Culinary	12%

Diversified Degree Offerings

Student % by degree offerings

CEC & Whitman Combined

Associate’s	48%
Bachelor’s/Master’s/Doctorate	30%
Certificate/Diploma	22%

Transaction Summary

•    Purchase Price - $14.25 per WIX share

•         $6.00 in cash

•         $8.25 in CEC shares (subject to adjustment)

•    Valuation

•         Approx. $230.0 mil enterprise value

•         Approx. 2.1x FY March 31, ‘03E Revenue

•         Approx. 13.7x FY March 31, ‘03E EBITDA

•    Earnings Per Share

•         Accretive to ‘03E Earnings

•    Expected to close by July ‘03

[CAREER EDUCATION CORPORATION LOGO]

[WHITMAN EDUCATION GROUP, INC. LOGO]